Exhibit 99(B)

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors
Discover Bank

We have examined management’s assertion included in the accompanying “Management’s Report on Internal Control and Compliance with Minimum Servicing Standards” dated February 23, 2004, that, based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO report”), Discover Bank (the “Bank”) maintained effective internal control over financial reporting as of November 30, 2003, relating to the servicing and financial reporting procedures provided by the Bank to prevent and detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Discover Card Master Trust I, Series: 1993-3, 1995-1, 1996-2, 1996-3, 1996-4, 1997-3, 1998-3, 1998-5, 1998-6, 1998-7, 1999-5, 1999-6, 2000-1, 2000-2, 2000-3, 2000-4, 2000-A, 2000-5, 2000-6, 2000-7, 2000-8, 2000-9, 2001-1, 2001-2, 2001-3, 2001-4, 2001-5, 2001-6, 2002-1, 2002-2, 2002-3, 2002-4, 2002-5, 2003-1, 2003-2 and 2003-3 (the “Trust”) under Sections 3.03, 4.03, 4.04, 4.05, and 8.07 of the Pooling and Servicing Agreement, dated October 1, 1993, as amended; and as supplemented by Sections 9, 13 and 14 of the Series Supplements, dated November 23, 1993; April 19, 1995; January 29, February 21, and April 30, 1996; October 23, 1997; March 25, June 12, July 30, and November 12, 1998; June 15, and December 14, 1999; January 27, March 14, April 4, May 10, May 22, June 6, June 19, June 20, October 24, and December 19, 2000; January 4, January 16, March 15, April 17, May 24, and July 24, 2001; January 23, April 25, May 29, October 17, and December 11, 2002; January 22, February 18, March 17 and March 25, 2003, respectively, as amended (the “Agreement”). Management is responsible for maintaining effective internal controls over financial reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting relating to the servicing and financial reporting of the Trust as discussed above, testing and evaluating the design and operating effectiveness of such internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that the Bank maintained effective internal control over financial reporting as of November 30, 2003, relating to the servicing and financial reporting procedures provided by the Bank to prevent and detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Trust under the Agreement, taken as a whole, is fairly stated, in all material respects, based on the criteria established in the COSO report.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 23, 2004

2